Mail Stop 4561

July 28, 2009

John C. Burris
Chief Executive Officer
Sourcefire, Inc.
9770 Patuxent Woods Drive
Columbia, Maryland 21046

       Re: **Sourcefire, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Form 8-K Filed April 30, 2009
               File No. 001-33350

Dear Mr. Burris:

       We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics and Trends, page 33

1.   We note your disclosure on page 16 that in each of the years ended December 31, 2008 and 2007, existing customers that purchased additional products and services from you generated a majority of your total revenue. In your response

letter, please tell us what consideration you gave to including a more detailed qualitative and quantitative discussion of: (i) existing customers' renewal rate of maintenance and support agreements, and (ii) trends in sales of additional products and services to existing customers.

Results of Operations

Revenue, page 36

2.   We note your disclosure on page 36 that the increase in your services revenue for the year ended December 31, 2008, as compared to the year ended December 31, 2007, resulted from an increase in your installed customer base due to new product sales in which associated support was purchased, as well as support renewals by your existing customers. Please tell us what consideration you gave to including quantitative disclosure demonstrating how much of the increase in services revenue was attributed to new product sales versus support renewals by existing customers.

3.   We note your disclosure on page 33 that during the fourth quarter of 2008, in some cases you increased discounts on the prices of your products and services as a result of the operating and financial difficulties facing your customers, and in response to discounts offered by your competitors. Please tell us whether the discounts had a material impact on revenue; if the discounts had a material impact on revenue, please tell us what consideration you gave to including a more detailed qualitative and quantitative discussion of the impact.

Liquidity and Capital Resources

Cash Flows, page 40

4.   We note your cash flow discussion addresses the fiscal years ended December 31, 2008 and 2007 but does not address the fiscal year ended December 31, 2006. Please tell us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

5.   Please tell us how you considered paragraph 23(c) of SFAS 95 and paragraph A96 of SFAS 123R. In this regard, we note that you do not appear to have disclosed the amount of excess tax benefits as a separate line item within operating cash flows.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6.   You disclose on page 33 that you increased discounts on both products and
        services during the fourth quarter of fiscal 2008 in response to the financial
        pressure facing your customer base and other competitive pressures. Please tell
        us how these discounts impacted your assessment of the collectability criterion of
        SOP 97-2 and how you considered footnote 3 to paragraph 3 of SOP 97-2 with
        respect to your product sales. In addition, please clarify for us whether these
        pricing actions impacted your ability to establish VSOE of PCS and other services
        in your multiple element arrangements.

7.   We note your disclosure on page F-10 that you offer extended service contracts.
        Please tell us how you recognize revenue for your extended service contracts,
        including the period over which they are recognized, and how you considered
        describing this method in your revenue recognition policy.

Warranty, page F-10

8.   You indicate that your advance replacement pool, which is used to provide
        replacement units and spare parts under extended warranties, is amortized over its
        estimated useful life of three years. Considering the nature of your advance
        replacement pool, please explain how you considered the accounting model
        described in Q&A #12 of TIS Section 2140 of the AICPA Technical Questions.

Note 4. Income Taxes, page F-15

9.   Please tell us how your current disclosure meets the requirements of paragraph
        21(e) of FIN 48.

Item 11. Executive Compensation, page 51 (Incorporated by Reference to Definitive
Proxy Statement Filed March 27, 2009)

Executive Compensation

Compensation Discussion and Analysis

Base Compensation, page 23

10.   In your description of base compensation in future filings, please include a more
        detailed explanation of the specific reasons why base compensation was adjusted
        for each named executive officer, as applicable.

Cash Bonus Awards

2008 Cash Bonus Awards, page 23

11.   We note your disclosure that in "determining discretionary bonus levels for 2008, the Compensation Committee considered assessments provided by Mr. Burris of individual performance, including achievement of internal objectives." In your response letter, for each named executive officer, please include a detailed discussion of the elements of individual performance considered by your compensation committee in determining the discretionary individual performance element of the cash bonus awards. In addition, include a representation that, if applicable, you will include similar disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedule, page 51

12.   We note your disclosure that for the year ended December 31, 2008, a federal reseller, immixGroup, accounted for 11% of your total revenue. Please tell us whether you have an agreement with immixGroup. If you have an agreement with immixGroup, please provide us with: a representation that you will discuss the material terms of the agreement in the "Business" section of future filings, if immixGroup continues to be a principal customer, and your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

13.   We note that you have omitted the parenthetical language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that in future filings your certifications will track the language of Item 601(b)(31) of Regulation S-K.

Form 8-K Filed April 30, 2009

14.   You indicate that your non-GAAP results, which exclude stock-compensation expense, provide useful information to both management and investors by excluding items that you believe may not be indicative of the Company's operating performance. Please explain to us in reasonable detail why you believe

stock-compensation expense is not indicative of the Company's operating performance as offering employees equity instruments appears to be a key performance incentive.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant